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                                July 23, 2020

       Scott A. Tozier
       Chief Financial Officer
       ALBEMARLE CORPORATION
       4250 Congress Street, Suite 900
       Charlotte, North Carolina
       28209

                                                        Re: ALBEMARLE
CORPORATION
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed February 26,
2020
                                                            File No. 001-12658

       Dear Mr. Tozier:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K

       Raw Materials and Significant Supply Contracts, page 4

   1. Please tell us if you have considered additional mining property disclosure pursuant to the
                                                        Instructions to Item
102 of Regulation S-K. We generally consider additional mining property disclosure
(Industry Guide 7) to be necessary, if the total asset value of the aggregate of all
mining/processing properties exceeds 10% of total assets. We also consider mining
properties to include properties and related processing plants used from the point of mineral
extraction to the first point of material sales. In addition, your ability to continue to reliably
and economically secure raw materials, upon which rests your business plan of adding
value and your ultimate profitability, would likely be viewed by most investors as
material. In your response, please tell us how you measure the materiality and the
significance of your mining properties. Based on your response we may have additional
comments.
 Scott A. Tozier
FirstName  LastNameScott A. Tozier
ALBEMARLE       CORPORATION
Comapany
July       NameALBEMARLE CORPORATION
     23, 2020
July 23,
Page  2 2020 Page 2
FirstName LastName
2. Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

                The location and means of access to your property, including the modes of transportation utilized to and from the property.

                Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

                A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

                A description of any work completed on the property and its present condition.

                The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

                A description of equipment, infrastructure, and other facilities.

                The current state of exploration of the property.

                The total costs incurred to date and all planned future costs.

                The source of power and water that can be utilized at the property.

                If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

         You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
         www.sec.gov/about/forms/industryguides.pdf
3. Please disclose your annual mine production. See Instruction 3 to Item 102 of Regulation
         S-K.
Summary of Critical Accounting Policies and Estimates, page 38

4. We note your disclosure that life-of-mine assets are amortized over proven and probable reserves using the units of production methodology. Please expand your disclosure to state your updated proven and/or probable reserve estimates for each material mining property. Mining properties may include your In-Situ Leach (ISL), mineral brine, and/or conventional mining operations.

         In closing, we remind you that the company and its management are responsible for the
 Scott A. Tozier
ALBEMARLE CORPORATION
July 23, 2020
Page 3

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact George K. Schuler at (202) 551-3718 or Terence O'Brien at (202) 551-
3355 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameScott A. Tozier                          Sincerely,
Comapany NameALBEMARLE CORPORATION
                                                           Division of
Corporation Finance
July 23, 2020 Page 3                                       Office of Energy &
Transportation
FirstName LastName